UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FGC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 615
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP
(Name – *if individual, state last, first, middle name*)

5 West 37th Street, 4th Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FGC Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STACEY A LOGAN DOCKE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6385898
Qualified in Nassau County
My Commission Expires 01-14-2023

Signature

CEO JOHN FOLEY

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of FGC Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FGC Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor prior to 2015.

New York, New York

February 28, 2021

FGC SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF FGC HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	1,124,808
Clearing deposit		50,342
Accounts receivable		882,698
Fixed assets (net of accumulated depreciation of $56,511)		-
Prepaid expenses and other assets		28,029
TOTAL ASSETS	$	2,085,877
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	49,771
Accrued commission payable		39,000
Due to Parent		48,041
Due to clearing broker		4,000
PPP Loan		85,400
Other current liabilities		28,781
Total Liabilities	$	254,993
Member's Equity		1,830,884
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,085,877

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

FGC Securities, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation (SIPC). The Company is wholly-owned by FGC Holdings LLC (the "Member").

The Company received its FINRA approval for membership on November 21, 2012. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities over-the-counter and engaging as a put and call broker solely on behalf of institutional investors.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions by way of trade executions of option, futures and total return swaps for institutional customers.

Revenue for all transactions is earned on the trade date, at the time that execution is completed. The time of execution is defined by one of the following events: a] the time at which options or futures are crossed on a recognized options or futures exchange; b] the time at which a swap transaction is crossed on a recognized Swap Execution Facility (SEF); or c] the time at which the Company receives bilateral agreement of the trade confirmation from each counterpart to a non-SEF reportable total return swap.

At each calendar month-end, the Company aggregates, by transaction type and customer, all commissions earned during that month. It then provides each customer a single monthly invoice, detailing the summary of commissions earned during that prior month.

B. Cash

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

2. Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included in the statement of operations.

4. Commitments and Contingencies

The Company currently is leasing its premises on a month to month basis beginning September 2020. Rent expense for the year ended December 31, 2020 amounted to $136,206 and is reported as occupancy on the statement of operations.

The Company had no other lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the

5. Financial Instruments with Off-Balance-Sheet Credit Risk (continued)

Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $959,157 was $942,157 in excess of its required net capital of $17,000. The Company's aggregate indebtedness to net capital ratio was .26 to 1.

7. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful life for fixed assets is 5 years.

Fixed assets consist of the following:

Furniture and fixtures	$56,571
Less: Accumulated depreciation	(56,571)
Net fixed assets	$0

Depreciation expense for the year ended December 31, 2020 was $4,002.

8. Subsequent Events

The Company has evaluated events and transactions subsequent to year end through February 28, 2021, which is the date the financial statements were available for issuance. For the period from January 1, 2021 through February 28, 2021, there were $475,000 in capital withdrawal. No other events have been identified which require disclosre.

9. Related-Party Transactions

In May 2019 the Company and an affiliate entered into an expense sharing agreement under which the Company allocates rent expense to the affiliate. The agreement was amended September 1, 2020. The Company reduced rent expense by $9,000 under the agreement during the year ended December 31, 2020. During 2020, repayment of allocated expenses had been offset as capital withdrawals by the Company totaling $9,000 and are reflected in the statement of changes in member's equity.

Separately, the Company has a due to Parent in the amount of $48,041 as of December 31, 2020. This payable is attributable to the New York City Unincorporated Business Tax obligation that the Company generates and that the Parent pays on its behalf. The Company transfers money to the Parent periodically to fund this payment.

10. PPP Loan

On April 25, 2020, the Company received a loan from First Republic Bank, in the amount of $85,400 under the Paycheck Protection Program ("PPP") established under the CARES Act, and administered by the Small Business Administration ("SBA"). The loan bears interest at a rate of 1% per annum and the maturity date is April 2022. The PPP Loan, and accrued interest, is subject to forgiveness to the extent proceeds of the loan have been used for certain defined expenses. The Company intends to apply for loan forgiveness, and believes loan forgiveness will be granted. Until forgiveness is granted, the loan is included on the balance sheet.